EXHIBIT 99.1

February 12, 2021

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE: SPHERE 3D CORP. - ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS HELD ON FEBRUARY 11, 2021 VOTING RESULTS

This report on the voting results of our Annual and Special Meeting of Shareholders held on February 11, 2021 is made in accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations. Each of the matters set out below is described in greater detail in the Notice of Meeting and Management Information Circular dated as of January 12, 2021.
1. Election of Directors
On a vote taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sphere 3D Corp. for the ensuing year or until their successors are duly elected or appointed. Voting results are as follows:

Nominees	Votes For	% For	Votes Withheld	% Withheld
Cheemin Bo-Linn	1,610,905	88.62	206,790	11.38
Vivekanand Mahadevan	1,793,110	98.65	24,585	1.35
Duncan J. McEwan	1,794,661	98.73	23,034	1.27
Peter Tassiopoulos	1,755,819	96.60	61,876	3.4
2. Appointment of Auditors
On a vote taken regarding the appointment of auditors, it was declared that the shareholders approved the appointment of Smythe LLP as auditors of Sphere 3D Corp. for the ensuing year and that the directors were authorized to fix their remuneration. Voting results are as follows:

Votes For	% For	Votes Withheld	% Withheld
3,701,085	98.89	41,623	1.11
3. Approval of the Say on Pay Proposal
On a vote taken regarding the approval of the Say on Pay Proposal, it was declared that the shareholders approved the Say on Pay Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,749,550	96.25	68,145	3.75
4. Approval of the Frequency on Pay Proposal
On a vote taken regarding the approval of the Frequency on Pay Proposal, it was declared that the shareholders approved the Frequency on Pay Proposal. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,317,094	72.46	500,601	27.54

5. Approval of the Proposal to Issue the Common Stock Underlying the Series B Preferred Stock
On a vote taken regarding the approval of the proposal to issue shares of common stock underlying the Series B Preferred Stock, it was declared that the shareholders approved the issuance of common shares underlying the Series B Preferred Stock. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,281,188	70.48	536,507	29.52
6. Approval of the Proposal to Issue the Common Stock Underlying the Series C Preferred Stock
On a vote taken regarding the approval of the proposal to issue shares of common stock underlying the Series C Preferred Stock, it was declared that the shareholders approved the issuance of common shares underlying the Series C Preferred Stock. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,281,303	70.49	536,392	29.51

7. Approval of the Proposal to Issue the Common Stock Underlying the Series D Preferred Stock
On a vote taken regarding the approval of the proposal to issue shares of common stock underlying the Series D Preferred Stock, it was declared that the shareholders approved the issuance of common shares underlying the Series D Preferred Stock. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,151,158	68.11	539,037	31.89
8. Approval of the Proposal to Issue the Common Stock Underlying the Series E Preferred Stock
On a vote taken regarding the approval of the proposal to issue shares of common stock underlying the Series E Preferred Stock, it was declared that the shareholders approved the issuance of common shares underlying the Series E Preferred Stock. Voting results are as follows:

Votes For	% For	Votes Against	% Against
1,278,768	70.35	538,927	29.65
No other matters were voted upon.

Yours very truly,

/s/Jason Meretsky
Jason Meretsky, in his capacity of
Secretary of the Meeting of Sphere 3D Corp.